                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*

                        OIS Optical Imaging Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    670852102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. Gorlin
                                2300 Harmon Road
                        Auburn Hills, Michigan 48326-1714
                                 (248) 340-2178

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 18, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


Check the following box if a fee is being paid with the statement.    / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   670852102                                          Page 2 of 7 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Guardian Industries Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

         NUMBER OF                   77,562,451
          SHARES              --------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING            --------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH
                                     77,562,451
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           77,562,451
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           / /
           79.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.   670852102                                          PAGE 3 OF 7 PAGES


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GD Investments Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

         NUMBER OF                   77,562,451
          SHARES              --------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING            --------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH
                                     77,562,451
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           77,562,451
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           / /
           79.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.   670852102                                          Page 4 of 7 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         William Davidson
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

         NUMBER OF                   78,562,451
          SHARES              --------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING            --------------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH
                                     78,562,451
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           78,562,451
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           / /
           80.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER.

                  The facts set forth in Item 1 of the previously filed Schedule 13D, as amended, have not materially changed as of the date of this Amendment No. 9.


ITEM 2.  IDENTITY AND BACKGROUND.

                  The facts set forth in Item 2 of the previously filed Schedule 13D, as amended, have not materially changed as of the date of this Amendment No. 9.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As previously reported, Guardian and Davidson capitalized GDIC, in part, by contributing shares of Common Stock and Series B Preferred to GDIC previously acquired by Guardian and Davidson. The source of funds for acquisitions of the Issuer's securities by Guardian and Davidson were Guardian's working capital and Davidson's personal funds. The source of funds for GDIC's acquisition of Series B Preferred was GDIC's working capital.


ITEM 4.  PURPOSE OF TRANSACTION

                  Guardian and GDIC have determined, and advised the Issuer, that, as of September 18, 1998, they will not make any further debt or equity investments in the Issuer.

                  The Issuer has publicly announced that, given its inability to attract additional equity investments and lack of funding for continuing operations, it has ceased manufacturing operations in accordance with a plant shut-down plan approved by its board of directors and is considering dissolution and liquidation of its assets. Dissolution of the Issuer could result in a delisting of the Issuer's Common Stock from the NASDAQ National Market System and the Common Stock becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

                  Except as set forth herein, neither Guardian, GDIC nor Davidson have any present plans or proposals that relate to, or would result in,
(a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of assets of the Issuer,
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other

                                                               Page 6 of 7 Pages

material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


                  (a) GDIC beneficially owns 77,562,451 shares of Common Stock (or approximately 79.6% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission).

                  Guardian controls GDIC and as the majority shareholder of GDIC, could be considered a beneficial owner of the 77,562,451 shares of Common Stock owned by GDIC (or approximately 79.6% of the shares that are deemed to be outstanding under the Rules of the Securities and Exchange Commission).

                  Davidson controls Guardian and, as the controlling shareholder of Guardian, could be considered a beneficial owner of the 77,562,451 shares of Common Stock beneficially owned by Guardian (or approximately 79.6% of the shares of Common Stock that are deemed to be outstanding under the Rules of the Securities and Exchange Commission). In addition, Mr. Davidson is the record and beneficial owner of an additional 1,000,000 shares of Common Stock of the Company (which constitutes approximately 1% of the Common Stock of the Company).

                  (b) GDIC owns outright and has sole voting and dispositive power with respect to the shares it beneficially owns. Guardian and Davidson also have sole voting and dispositive power with respect to the shares of Common Stock of the Company which they beneficially own through GDIC. In addition, Davidson has sole voting and dispositive power with respect to the 1,000,000 shares he owns.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The facts set forth in Item 6 of the previously filed Schedule 13D, as amended, have not materially changed as of the date of this Amendment No. 9.

                                                               Page 7 of 7 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The facts set forth in Item 7 of the previously filed Schedule 13D, as amended, have not materially changed as of the date of this Amendment No. 9.


SIGNATURE.

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, correct and complete.

Date: September 18, 1998



               *
---------------------------------------------
WILLIAM DAVIDSON, By Robert H. Gorlin,
Attorney-in-fact, pursuant to power
of attorney filed as Exhibit 12.



GUARDIAN INDUSTRIES CORP.



By:  /s/ Robert H.  Gorlin
   ------------------------------------------
   Name:  Robert H. Gorlin
   Title: Vice President and General Counsel




GD INVESTMENTS CORP.



By:  /s/ Robert H.  Gorlin
  -------------------------------------------
   Name:  Robert H. Gorlin
   Title: Vice President and Secretary





*    /s/ Robert H.  Gorlin
---------------------------------------------
     Robert H. Gorlin, Attorney-in-fact